SO 3/11/04 **

K9 3/18

SECURITIES A[illegible] 04004589 N
Was[illegible]

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2004 WASH, D.C. 188

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AIG Financial Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
50 Danbury Road
(No. and Street)

Wilton	CT	06897-4444
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathleen M. Furlong 203-221-4820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25 / /5

OATH OR AFFIRMATION

I, Kathleen M. Furlong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AIG Financial Securities Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer, Financial Principal

Title

Vice President, and Treasurer

Notary Public

HEATHER R. CHAPPA
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH. D.C. 188 SECTION

AIG Financial Securities Corp.

Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
AIG Financial Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AIG Financial Securities Corp. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2004

AIG Financial Securities Corp.
Statement of Financial Condition
December 31, 2003

(thousands, except share data)

Assets		
Cash and cash equivalents	$	124
Receivable from affiliates		28
Due from broker		6
Securities purchased under agreements to resell, at contract value, plus accrued interest		76,257
Investment securities		843
	$	77,258
Liabilities and stockholder's equity		
Liabilities		
Accrued liabilities	$	36
Current taxes payable to affiliate		3,432
Liability subordinated to claims of general creditors		10,000
		13,468
Stockholder's equity		
Common stock, $.01 par value; 10,000 shares authorized, issued and outstanding		1
Additional paid-in-capital		49
Retained earnings		63,740
		63,790
	$	77,258

The accompanying notes are an integral part of this financial statement.

(thousands)

1. Organization of the Company:

AIG Financial Securities Corp. (the "Company') is a wholly owned subsidiary of AIG Financial Products Corp. ("AIGFP" or the "Parent"), which in turn is a wholly owned subsidiary of American International Group, Inc. ("AIG"). AIG guarantees the prompt payment when due of the Company's obligations and liabilities arising from specified transactions, including borrowings and investment contracts. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies:

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents include overnight investments in various money market instruments with an offshore branch of a United States financial institution. The cash equivalents balance at December 31, 2003 is $115.

Securities transactions are recorded on a trade-date basis.

Investment securities consist of warrants to purchase shares of common stock of the NASDAQ Stock Market Inc., which have exercise or holding period restrictions and are stated at fair value as determined by the Company's management. Because of the inherent uncertainty of valuations, the estimated fair value may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

A statement of financial condition of the most recent annual audit report of the Company pursuant to Rule 17a-5 is available for examination at the principal office of the Company, 50 Danbury Road, Wilton, CT, 06897, and at the Boston office of the Securities and Exchange Commission.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that results from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, as there were no unsettled transactions with the clearing broker, the Company has recorded no liabilities with regard to this right. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

3. Securities Purchased Under Agreements to Resell:

Securities purchased under agreements to resell are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts, plus accrued interest. It is the Company's policy to take possession of these securities.

(thousands)

At December 31, 2003, the Company had overnight securities purchased under agreements to resell with one broker-dealer. The Company minimizes the credit risk that the counterparty might be unable to fulfill their contractual obligations by monitoring credit exposure and collateral value, and requiring additional collateral to be deposited with the Company when deemed necessary.

At December 31, 2003, the market value of collateral received for resale transactions that can be sold or repledged by the Company was $75,165.

4. Liability Subordinated to Claims of General Creditors and Related-Party Transactions:

The Company has entered into a subordinated debt agreement with AIGFP. This subordinated debt is includable in the Company's regulatory capital, and can be repaid only if, after giving effect to repayment, the Company meets the Securities and Exchange Commission's capital regulations. Interest is payable annually on December 31 at a floating per annum rate, which resets daily at the London Interbank Offered Rate. The principal is due on December 31, 2005.

Administrative services are provided to the Company by AIGFP. Administrative services include personnel, office space, data processing, communications, computer and any other expenses incurred which are necessary to conduct the Company's business as a broker dealer. Commencing on December 1, 2003, allocation of the Company's portion of these administrative services is done based on a formula agreed to by the Company and AIGFP.

5. Income Taxes:

Income taxes are computed on a separate-company basis. The operations of the Company are included in the consolidated U.S. federal income tax return of AIG, its ultimate parent company, and in the combined Connecticut State tax return of AIG subsidiaries that operate in Connecticut.

6. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $250, whichever is greater. At December 31, 2003, the Company had net capital of $72,804, which exceeded its requirement of $250 by $72,554, and its ratio of aggregate indebtedness to net capital was .05 to 1.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. During the year ended December 31, 2003, the Company was not required to and did not hold any customer money or securities.

7. Fair Value of Financial Instruments:

All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis or are short-term.